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                           September 21, 2021

       Arthur Cohen
       Chief Executive Officer
       HealthCor Catalio Acquisition Corp.
       55 Hudson Yards, 28th Floor
       New York, NY 10001

                                                        Re: HealthCor Catalio
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 30,
2021
                                                            File No. 333-259148

       Dear Mr. Cohen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed August 30, 2021

       The Business Combination Agreement
       Background of the Business Combination, page 111

   1. We note your response to prior comment 7 but are unable to locate changes addressing the comment. As previously
requested, please revise the Background of the Business
                                                        Combination section to
identify the representatives of Hyperfine, Liminal and/or
                                                        4Catalyzer who were
involved in discussions with HealthCor and/or Jefferies throughout the course of the
negotiations.
   2. We note the revisions made in response to prior comment 10 and we reissue the comment in part. Please expand
to clarify why HealthCor's model reflected a materially reduced valuation ($570
million) of Hyperfine and Liminal as compared to the one initially
 Arthur Cohen
FirstName LastNameArthur    Cohen
HealthCor Catalio Acquisition Corp.
Comapany 21,
September NameHealthCor
              2021         Catalio Acquisition Corp.
September
Page 2    21, 2021 Page 2
FirstName LastName
         proposed on April 13 by Hyperfine and Liminal (in excess of $800 million).
3. We note your response to prior comment 13 but are unable to locate changes addressing the comment. As previously requested, please revise the April 13 entry to clarify the actual combined dollar valuation proposed by Hyperfine and Liminal, and tell us whether that proposal provided separate valuations for Hyperfine and Liminal. Certain Projected Financial Information, page 117

4.       We note your response to comment 15. Please address the following:
             It appears that one of the material assumptions underlying projected revenue growth is the expected recurring revenue from the subscription-based business. Specifically, as the base of installed units grows, the cumulative carry-over effect will result in increased revenue each successive year as the business continues to grow. Please further expand your disclosures to further discuss the assumptions underlying the different projected revenue streams, which appear to be unit sales and subscription-
            based services; and
             As previously requested, please explain how management and the Board considered and relied upon these projections, particularly in light of the limited historical commercial operations of Hyperfine, Inc. and Liminal Sciences, Inc.
5. We note your response to prior comments 17, 18 and 19 but are unable to locate changes that address the comments. As previously requested, please revise to address the following:
             Clarify whether the financial projections disclosed here were the only projections or material financial information that Hyperfine and Liminal presented to the HealthCor board for purposes of negotiating the terms of the Business Combination Agreement.
              If not, please disclose such information, forecasts and/or projections;
             Describe how the parties were able to negotiate what proved to be the final valuations and reach agreement on other material terms in May if HealthCor did not receive financial projections from Hyperfine and Liminal until June 10;
             Disclose what the HealthCor board did with the projections it received and whether it used these same projections, or altered ones, in its financial model(s) and analyses.
Recommendation of HealthCor's Board of Directors, page 124

6. We note your response to prior comment 20 but are unable to locate changes made in response. As previously requested, please revise to clarify here
whether HealthCor   s
         Board conducted any financial analysis or analyses that support its determination that the merger is in the best interests of shareholders and its recommendation to vote for the business combination, or advise.
U.S. Federal Income Tax Considerations, page 153

7. We note the revisions you made in response to prior comment 21. We further note that counsel does not appear to opine on whether or not HealthCor is likely to be classified as a
 Arthur Cohen
HealthCor Catalio Acquisition Corp.
September 21, 2021
Page 3
         PFIC and, if so, what the material tax consequences to U.S. Holders will be. Counsel's opinion should not assume the tax consequence at issue or any legal conclusion underlying the opinion. Please revise the tax opinion and related sections accordingly.
         Refer to Staff Legal Bulletin No. 19, Part III.C.3 for guidance. Unaudited Pro Forma Condensed Combined Financial Information, page 164

8. We note your response to comment 27. It appears that the pro forma statements of operations do not include certain expenses that are not expected to have a continuing impact, including nonrecurring management compensation expense discussed in Notes
         3(h) and (i) on page 174 and transaction costs discussed in Note 3(b) on page 171. We remind you of the updated pro forma financial information guidance provided in SEC
         Release 33-10786, which amended Article 11 of Regulation S-X, under which it would appear these expenses should be reflected in your pro forma statements of operations.
         Please revise your pro forma statements of operations or further advise. Refer to 11-02
         (a)(6)(i)(B) of Regulation S-X.
9. We note your response to comment 28. The most significant adjustments on your pro forma statements of operations are for compensation expense related to various equity awards. In this regard, please address the following:
             We continue to believe additional disclosures should be provided to discuss the most significant underlying assumptions used to determine the compensation expense in
             Note 3(f), 3(g), and 3(h)(2). For example in Note 3(f), you note that the grant date fair value of the awards were estimated using the Monte Carlo simulation; however it is not clear what significant assumptions were used in the simulation to arrive at the grant date fair value; and
             It appears that adjustment 3(f) only reflects certain Earn-Out shares discussed on page 168. Please further clarify in your disclosures the amount of shares included in this adjustment as well as how you determined which shares to include.
10. We note your response to comment 36. Your response indicates that the only recent equity issuances were Hyperfine options granted in April 2021 and Liminal options granted in May 2021. As previously requested, please help us better understand how the fair value of the common stock of Hyperfine and Liminal which was used to to value these issuances reconciles to the valuations as indicated based on the terms of the
         Business Combination. Please also clarify whether these are the options discussed in Note
         3(h)(2) to the pro forma statements of operations.
Business of Hyperfine and Liminal, page 183
FirstName LastNameArthur Cohen
11. We note your response to prior comment 31 related to the principal purposes for the
Comapany   NameHealthCor
       business combinationCatalio Acquisition
                            and PIPE   proceeds.Corp.
                                                 Please expand your disclosure
to describe the
       approximate
September  21, 2021 amount
                    Page 3 intended for each such purpose.
FirstName LastName
 Arthur Cohen
FirstName LastNameArthur    Cohen
HealthCor Catalio Acquisition Corp.
Comapany 21,
September NameHealthCor
              2021         Catalio Acquisition Corp.
September
Page 4    21, 2021 Page 4
FirstName LastName
Potential market expansion, page 190

12. We note the revisions you made in response to prior comment 32 on pages 195 and 196, in particular the disclosure in the second paragraph on page 196 that "Liminal has not commercialized or obtained regulatory authorization for any of its products and its operations to date have been limited to developing its technology and products." Please expand your disclosure to provide potential investors an adequate basis for assessing where you believe you are in the development and regulatory approval process with respect to your expansion opportunities in the area of a brain sensing platform and MRI robotic guided intervention.
Exclusive License Agreements with The General Hospital Corporation (d/b/a Massachusetts
General Hospital), page 207

13. We note your response to prior comment 34 that Hyperfine will be obligated to pay MGH a percentage "in the low double digits." Please revise to disclose the rate Hyperfine will be obligated to pay within a ten percentage point range.
Management Following the Business Combination, page 241

14. We note your response to prior comment 30. Please revise to clarify whether any of the executive officers or directors following the business combination have worked with the
         Liminal business and how many current Liminal executive officers and directors will join the combined company.
Basis of Presentation and Principles of Combination, page F-38

15. We note your response to comment 38. Please also confirm that Hyperfine and Liminal were under common control for the entire periods for which combined financial statements have been presented.
Note 2. Summary of Signficant Accounting Policies
Inventories, page F-41

16.      We note your response to comment 39. Please address the following:
             Your disclosures on page F-49 indicate that manufacturing overhead costs primarily
             include the allocation of labor costs incurred related to
inventory acquired or
             produced but not sold during the respective period. Please better clarify the nature of
             these labor costs; and
             Please help us better understand why charges associated with writing inventory down
             to lower of cost or net realizable value are also included in overheads rather than
             being recorded directly in cost of sales.
             As previously requested, please explain herein or within
Management   s Discussion
             and Analysis, why you had $213,000 write down in inventory during the year ended
             December 31, 2020 as this inventory was purchased during the same period.
         Refer to ASC 330-10-30.
 Arthur Cohen
HealthCor Catalio Acquisition Corp.
September 21, 2021
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameArthur Cohen
                                                           Division of
Corporation Finance
Comapany NameHealthCor Catalio Acquisition Corp.
                                                           Office of Life
Sciences
September 21, 2021 Page 5
cc:       Debbie P. Yee, P.C.
FirstName LastName